Lang Michener LLP
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File Number: 56142-8

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Direct Line: (604) 691-7446
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E-Mail: ckent@lmls.com

June 30, 2006

The United States Securities
        and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Mr. Karl Hiller

Dear Sirs:

Cusac Gold Mines Ltd. - Amendment to Form 20-F Filed July 12, 2005
Your File No. 000-13548

We write on behalf of Cusac Gold Mines Ltd. (the "Company") in response to various Staff letters signed by Karl Hiller, Branch Chief, United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Form 20-F filing.

The Company has revised its Form 20-F to include all of the proposed disclosure revisions in response to Staff's letters of September 21, 2005, December 12, 2005, February 21, 2006 and March 30, 2006 as set out in our respective letters of November 7, 2005, February 2, 2006, March 13, 2006 and May 1, 2006 to the Commission. Further to our communications, we advise that the Company has filed with the Commission an Amendment No. 1 to the Form 20-F Annual Report filed on July 12, 2005 pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the "Form 20-F/A-1"). We enclose with this letter a copy of the Form 20-F/A-1 that has been red-lined to show the changes made from the Form 20-F/A-1 to the original Form 20-F filed on July 12, 2005.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7446..

Yours truly,

/s/ Cory Kent

Cory Kent
for Lang Michener LLP

cc:       David H. Brett, President and CEO, Cusac Gold Mines Ltd.